STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

Email:

tfd@stevenslee.com

Direct Fax:

(610) 988-0828

August 16, 2012

Securities and Exchange Commission

EDGAR Filing

Re:  New Share Class
DMS India MidCap Index Fund
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund’s Registration Statement on Form N-1A has recently been declared effective by the Commission after having been reviewed by the staff of the Commission, and after the Fund believes that all issues cited by the staff have been resolved.  The Fund now desires to create a new Class A that will have a load/sales charge.  The Prospectus and SAI filed today contain all information previously requested by the staff for the original class of this Fund, with additional information describing the Class A.  The Fund intends to use two different prospectuses, one for each class, and a single SAI to cover both classes.As the substantive textual material regarding the Fund remains the same as the original reviewed Prospectus and SAI, the Fund would appreciate any reduction in the normal review time that the staff believes may be appropriate in the circumstances.

Thank you very much for your assistance.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm

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